

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 1, 2010

Mr. Roland M. Larsen
President & CEO
Sharpe Resourced Corporation
3258 Mob Neck Road
Healthsville, VA 22473

> **Re:** **Sharpe Resources Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed July 14, 2009**
> **Response Letter dated January 22, 2010**
> **File No. 1-34399**

Dear Mr. Larsen:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 31, 2008

General

1.   We note your response to prior comment 1 in our letter dated December 23, 2009, and again refer you to Rule 405 of Regulation C and Exchange Act Rule 3b-4. It continues to be unclear to us that you meet the definition of a foreign private issuer. You state in your response that "nearly 50 percent" of your shareholders are and have always been Canadian. Tell us the precise percentage of your outstanding voting securities that were *directly or indirectly owned of record* by residents of the United States as of December 31, 2008 and June 30, 2009.

We note that Rule 405 states that if more than 50% of your outstanding voting securities are directly or indirectly owned of record by residents of the United States, and just one of three additional criteria are met, then you are considered to be a domestic filer and are not eligible to utilize Form 20-F. Those three criteria include: (1) the majority of the executive officers or directors are United States citizens or residents; (2) more than 50 percent of the assets of the issuer are located in the United States; or (3) the business of the issuer is administered principally in the United States. It appears to us that you meet at least one of those three criteria.

D. Changes in Internal Control over Financial Reporting, page 39

2.   Revise your disclosure to comply with the requirements of Regulation S-K, Item 308T(b), which requires that you disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that *has materially affected, or is reasonably likely to materially affect*, your internal control over financial reporting. Your current disclosure, which discusses "…significant changes…which could significantly affect these controls…" does not meet the requirements.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions."

Sincerely,

Chris White
Branch Chief